As filed with the Securities and Exchange Commission on February 15, 2022. Registration No. 333-225618

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________________

POST-EFFECTIVE AMENDMENT NO. 1

TO

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares

Oi S.A. – In Judicial Reorganization

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

Federative Republic of Brazil

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK MELLON

(Exact name of depositary as specified in its charter)

240 Greenwich Street New York, N.Y. 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________________

The Bank of New York Mellon

Legal Department

240 Greenwich Street

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

David Johansen White & Case LLP 1221 Avenue of the Americas New York, New York 10020-1095 (212) 819-8200	Brian D. Obergfell, Esq. Emmet, Marvin & Martin, LLP 120 Broadway New York, New York 10271 (212) 238-3032

It is proposed that this filing become effective under Rule 466

[ ] immediately upon filing

[ ] on ( Date ) at ( Time ).

If a separate registration statement has been filed to register the deposited shares, check the following box. [ ]

The prospectus consists of the proposed form of American Depositary Receipt (“Receipt”) included as Exhibit A to the form of Amended and Restated Deposit Agreement filed as Exhibit 1 to this Registration Statement, which is incorporated herein by reference.

This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1. Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
Name and address of depositary	Introductory Article
Title of the depositary shares and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of depositary shares	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles number 15, 16 and 18
(iii) The procedure for collection and distribution of dividends	Articles number 4, 12, 14, 15, 18 and 21
(iv) The procedure for transmission of notices, reports and proxy soliciting material	Articles number 11, 15, 16 and 18
(v) The sale or exercise of rights	Articles number 13, 14, 15 and 18
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 12, 14, 15, 17 and 18
(vii) Amendment, extension or termination of the deposit agreement	Articles number 20 and 21
(viii) Rights of holders of depositary shares to inspect the transfer books of the depositary and the list of holders of depositary shares	Article number 11
(ix) Restrictions upon the right to transfer or withdraw the underlying securities	Articles number 2, 3, 4, 6, 7 and 21
(x) Limitation upon the liability of the depositary	Articles number 13, 18, 21 and 22

3. Fees and Charges	Articles number 7 and 8

Item - 2. Available Information

Public reports furnished by issuer	Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3. Exhibits

a.	Form of Amended and Restated Deposit Agreement (Common Shares) dated as of February 27, 2012, as amended, among Oi S.A. – In Judicial Reorganization (formerly known as Oi S.A.), The Bank of New York Mellon, as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder. – Filed herewith as Exhibit 1.
b.	Any other agreement to which the Depositary is a party relating to the issuance of the Depositary Shares registered hereby or the custody of the deposited securities represented. – Not applicable.
c.	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. –See (a) above.
d.	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Filed previously.
e.	Certification under Rule 466. – Not applicable.

Item - 4. Undertakings

(a)     The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the depositary shares, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)    If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of depositary shares thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on February 15, 2022.

Legal entity created by the agreement for the issuance of depositary shares representing ordinary shares of Oi S.A. – In Judicial Reorganization.

By:	The Bank of New York Mellon
As Depositary

By:	/s/ Robert W. Goad
Name:	Robert W. Goad
Title:	Managing Director

Pursuant to the requirements of the Securities Act of 1933, Oi S.A. – In Judicial Reorganization has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in Rio de Janeiro, Brazil, on February 15, 2022.

Oi S.A. – In Judicial Reorganization

By:	/s/ Rodrigo Modesto de Abreu
Name:	Rodrigo Modesto de Abreu
Title:	Chief Executive Officer

By:	/s/ Cristiane Barretto Sales
Name:	Cristiane Barretto Sales
Title:	Chief Financial Officer and Investor Relations Officer

Each person whose signature appears below hereby constitutes and appoints Rodrigo Modesto de Abreu and Cristiane Barretto Sales, and each of them severally, his or her true and lawful attorney-in-fact with power of substitution and resubstitution to sign in his or her name, place and stead in any and all capacities the Registration Statement and any and all amendments thereto (including post-effective amendments) and any documents in connection therewith, and to file the same with the Securities and Exchange Commission, granting unto each of said attorneys full power to act with or without the other, and full power and authority to do and perform, in his or her name and on his or her behalf, every act whatsoever which such attorneys, or any one of them, may deem necessary or desirable to be done in connection therewith as fully and to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on February 15, 2022.

/s/ Rodrigo Modesto de Abreu	Chief Executive Officer
Rodrigo Modesto de Abreu	(principal executive officer)

/s/ Cristiane Barretto Sales	Chief Financial Officer and Investor Relations Officer
Cristiane Barretto Sales	(principal financial officer)

/s/ David Tavares Neves Nunes	Chief Accounting Officer
David Tavares Neves Nunes	(principal accounting officer)

/s/ Eleazar de Carvalho Filho	Chairman of the Board of Directors
Eleazar de Carvalho Filho

/s/ Marcos Grodetzky	Vice-Chairman of the Board of Directors
Marcos Grodetzky

/s/ Henrique José Fernandes Luz	Director
Henrique José Fernandes Luz

/s/ Maria Helena dos Santos Fernandes de Santana	Director
Maria Helena dos Santos Fernandes de Santana

/s/ Paulino do Rego Barros Jr.	Director
Paulino do Rego Barros Jr.

/s/ Roger Solé Rafols	Director
Roger Solé Rafols

Director
Claudia Quintella Woods

/s/ Armando Lins Netto	Director
Armando Lins Netto

/s/ Luís Maria Viana Palha da Silva	Director
Luís Maria Viana Palha da Silva

/s/ Mateus Affonso Bandeira	Director
Mateus Affonso Bandeira

/s/ Raphael Manhães Martins	Director
Raphael Manhães Martins

AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative of Oi S.A. – In Judicial Reorganization in the United States, has signed this registration statement on February 15, 2022.

Authorized U.S. Representative – Cogency Global Inc.

By:	/s/ Name: Colleen A. De Vries
Name: Colleen A. De Vries Title: Sr. Vice President on behalf of Cogency Global Inc.

INDEX TO EXHIBITS

Exhibit Number	Exhibit

1	Form of Amended and Restated Deposit Agreement (Common Shares) dated as of February 27, 2012, as amended among Oi S.A. – In Judicial Reorganization (formerly known as Oi S.A.), The Bank of New York Mellon, as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder.